SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2005	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX

     The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
99.1	Financial statements (unaudited), including discussions and analysis thereof, of Eksportfinans ASA for the three months ended March 31, 2005.

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

Presentation of information

In this report, we use the term “us”, “we”, “our” and Eksportfinans for Eksportfinans ASA. We use the term Kommunekreditt for Eksportfinans’s subsidiary, Kommunekreditt Norge AS. The term “Company” refers to Eksportfinans and Kommunekreditt as a financial group.

Exhibit 99.1

Discussion of Q1 2005 and Recent Developments

SUMMARY

Eksportfinans’ net interest income at the end of the first quarter of 2005 was NOK 82 million, NOK 15 million less than in the corresponding period in 2004. The reduction was primarily due to high pressure on margins in the market for local government lending and reduced volume of placements in high margin securities. Net income was NOK 33 million in the first quarter of 2005, down from NOK 66 million for the corresponding period in 2004. In addition to the reduction in net interest income, this decrease was due primarily to a restructuring process that has been carried out in the first quarter of 2005, including severance payment packages to 21 employees. Allocations to voluntary severance payments of NOK 14 millions were carried out entirely in the first quarter of 2005.

Total assets for the group were NOK 116 billion at the end of the first quarter of 2005. This was an increase of NOK 6.7 billion since December 31, 2004.

New lending in the first quarter of 2005 amounted to NOK 3.0 billion of which NOK 0.8 billion were export related loans while NOK 2.2 billion were loans to the municipal sector in Norway. At the end of the first quarter of 2004 total new lending was NOK 4.8 billion. The decline was due to a reduction in the growth of local government lending in Norway, partially offset by an increase in export related lending.

During the first quarter of 2005 Eksportfinans borrowed NOK 9.8 billion in the international capital markets, compared to NOK 4.3 billion in the corresponding period in 2004.

EXPORT LENDING

The disbursement of new, export related loans from Eksportfinans increased by NOK 93 million the first quarter of 2005 compared to the corresponding period in 2004. The continued low interest rate levels continued to result in a high demand for financing of new export contracts. The dominant sectors continued to be shipping, oil and gas.

In the first quarter of 2005, borrowers accepted new financing offers amounting to almost NOK 6 billion. This brought the order book for export related loans to a record-high level, at almost NOK 12 billion. The actual volume that will materialize as disbursements in the coming years will depend on the development of the interest rate levels for the most relevant currencies, Norwegian kroner, euro and US dollars. An environment of higher interest rate levels will have a positive influence on whether the loans will actually be disbursed. This is due to the fact that a substantial portion of the order book has a locked-in fixed rate, the OECD Commercial Interest Reference Rate, which will become more advantageous to the borrowers if the market interest rates for the currency in question increase.

In general, the market conditions for the Norwegian export industry have improved substantially over the last year. This has resulted in an increase in the number and volume of loan applications. A continued strengthening of the sales force, and efforts to be a financial partner for the Norwegian export community, encourage the increase.

In order to achieve Eksportfinans’ ambitious volume targets for new export related loans, cooperation with the regional banks and Eksportfinans’ shareholder banks are still very important.

LOCAL GOVERNMENT LENDING

Total outstanding loans from Kommunekreditt Norge AS at March 31, 2005 amounted to NOK 46.3 billion, an increase of 15.7 percent compared to the same time in 2004. Kommunekreditt disbursed NOK 2.2 billion in new loans in the first quarter of 2005. This represented a decrease of NOK 2.0 billion compared to the same period in 2004. The disbursements in the first quarter of 2004 were exceptionally high due to refinancing of loans from the State Housing Bank.

The continued low short term interest rate level in Norwegian kroner entailed a change in the lending portfolio, in that the percentage of loans with a floating interest rate increased to 81 percent at the end of the first quarter 2005. The corresponding share in the first quarter of 2004 was 66 percent.

FUNDING

In the first quarter of 2005, Eksportfinans continued its very active issuance of public bond transactions and structured notes. A total of NOK 9.8 billion was borrowed by way of 130 individual transactions. In March alone, Eksportfinans entered into 68 structured transactions, which was the highest ever number of issues executed in a single month.

As with Singapore dollar in the first quarter of 2004, Eksportfinans added a new currency to its portfolio a year later through its inaugural issuance in Turkish lira (TRY). Following redenomination of the currency at the beginning of the year, demand for bonds issued in TRY surged in the first months of 2005. Eksportfinans benefited from this through two public issues.

Continued demand from US investors in the first quarter of 2005 led Eksportfinans to file a new shelf registration statement with the Securities and Exchange Commission (SEC), registering an addition of USD 4 billion for its US Medium Term Note (MTN) Program.

In March 2005, Eksportfinans received positive feed-back from the market with regards to the activities in 2004, as Eksportfinans’ USD 1 billion Global bond issued in July 2004 with maturity in 2009 achieved The Banker’s Deal of the Year Award for Norway.

RESULTS

Net interest income was NOK 82 million in the first three months of 2005. This was NOK 15 million less than for the corresponding period in 2004. The return on assets was 0.29 percent in the first quarter of 2005, down from 0.36 percent for the corresponding period in 2004, and down from 0.37 percent for the year 2004.

Commissions and income related to banking services, which for the main part consist of guarantee commissions, was in line with the same period of 2004. Commissions and costs related to banking services were also in line with the first quarter of 2004.

Net changes in the value of securities and foreign exchange resulted in a total gain of NOK 17 million in the first quarter of 2005, down from NOK 24 million for the corresponding period in 2004. The total gains on securities were NOK 15 million, of which NOK 13 million were realized gains. Unrealized gains on foreign exchange amounted to NOK 2 million.

Salaries and other administrative expenses were NOK 52 million in the first three months of 2005, compared to NOK 30 million in the first quarter of 2004. The main reason for the increase is a restructuring process that the group initiated in December 2004.

The restructuring process includes changes in work processes and investments in new IT systems in order to achieve the most rational operation possible. Voluntary severance payment packages have been given to 21 employees. The total number of employees at year-end 2004 was 106 for the group. The restructuring process has incurred NOK 17.0 million in allocations to voluntary severance payment solutions and consultancy fees. Allocations to voluntary severance payments were carried out entirely in the first quarter of 2005.

THE BALANCE SHEET

There was an increase in total assets of NOK 5.7 billion in the first quarter of 2005 compared with the end of the first quarter of 2004.

Total lending has increased by NOK 1.1 billion since December 31, 2004, to NOK 69.1 billion at March 31, 2005. At March 31, 2004 total lending amounted to NOK 61.7 billion. Total outstanding of placements in securities were at the same level at March 31, 2005 as at December 31, 2004. Compared with the end of the first quarter of 2004, total outstanding of placements in securities was reduced by NOK 5.7 billion.

The group’s capital adequacy ratio was 15.6 percent at March 31, 2005, compared with 17.9 percent at March, 31 2004 and 17.1 percent at the end of 2004. The reduction is mainly due to increased lending volume in addition to increased lending commitments.

Eksportfinans ASA

STATEMENTS OF INCOME (condensed)

	For the		For the
	three months ended March 31,		year ended Dec. 31,
(in NOK millions except per share data)	2005	2004	2004
	(unaudited)	(unaudited)	(audited)
Interest and related income	676	631	2,525
Interest and related expenses	594	534	2,123

Net interest income	82	97	402
Commissions and income related to banking services	2	1	6
Commissions and expenses related to banking services	1	1	5
Net gains/(losses) on securities and foreign currencies	17	24	42
Other operating income	1	3	4
Salaries and other administrative expenses	36	28	120
Depreciation	3	3	13
Other operating expenses	16	2	13
Realized loan losses	0	0	0

Net income before taxes	46	91	303
Income taxes	13	25	84

Net income	33	66	219

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

BALANCE SHEETS (condensed)

	As of	As of
	March 31,	December 31,
(in NOK millions)	2005	2004
	(unaudited)	(audited)
Loans and receivables due from credit institutions	7,360	2,444
Loans and receivables due from customers	68,069	67,253
Securities	36,390	36,336
Investments in joint controlled activity	0	0
Intangible assets	21	23
Fixed assets	121	121
Other assets	3,629	2,781
Prepayments and accrued revenues	445	397

Total assets	116,035	109,355

Borrowings through the issue of securities	110,230	103,587
Other liabilities	1,276	1,399
Accrued interest and other expenses	410	313
Accrued expenses and provisions	40	26
Subordinated debt	889	883
Capital contribution securities	592	582

Total liabilities	113,437	106,790

Share capital	1,594	1,594
Share premium reserve	162	162
Other equity	809	809
Net income for the period	33	0

Total shareholders’ equity	2,598	2,565

Total liabilities and shareholders’ equity	116,035	109,355

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Eksportfinans ASA

NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)

1. General

These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the “Regulations”).

In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2004.

The Group’s interim financial statements have been prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which vary in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For differences between Norwegian and U.S. GAAP existing at December 31, 2004, see further explanation and reconciliation of financial information in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2004.

2. Capital adequacy

Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

	March 31, 2005		Dec. 31, 2004
	(unaudited)		(audited)
		Risk-weighted		Risk-weighted
(in NOK millions)	Book value	value	Book value	value
Total assets	97,975	20,018	90,686	18,286
Off-balance sheet items		3,050		2,725

Total risk-weighted value banking portfolio		23,068		21,011
Total risk-weighted value trading portfolio		2,579		2,317
Total currency risk		143		26

Total risk-weighted value		25,790		23,354

The Company’s risk capital

	March 31, 2005		Dec. 31, 2004
(in NOK millions and in per cent of total risk-weighted value)	(unaudited)		(audited)
Core capital (share capital, other equity and capital contribution securities)	3,000	11.6%	2,970	12.7%
Additional capital (subordinated debt)	1,030	4.0%	1,019	4.4%

Total risk capital	4,030	15.6%	3,989	17.1%

3. Loans and receivables due from credit institutions

	March 31, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Bank deposits	5,683	1,081
Reverse repos with credit institutions	633	604
Loans (also included in note 4)	1,044	759

Total	7,360	2,444

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4. Loans

	March 31, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Loans due from credit institutions	1,044	759
Loans due from customers	68,069	67,252

Total	69,113	68,011

Commercial loans	65,236	64,136
Government-supported loans	3,877	3,875

Total	69,113	68,011

Capital goods	5,733	5,722
Ships	6,691	6,872
Export-related and international activities (1)	10,367	10,184
Financing on behalf of the government (2)	16	15
Loans to Norwegian local government sector	46,306	45,218

Total	69,113	68,011

(1)	Export-related and international activities consists of loans to the following categories:

	March 31, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Oil and gas	528	504
Pulp and paper	4,103	4,119
Engineering and construction	390	445
Aluminum, chemicals and minerals	294	290
Pharmaceuticals	0	0
Aviation and shipping	121	151
Hydro electric power	175	175
Real estate management	4,166	4,185
Other categories	590	315

Total	10,367	10,184

(2)	Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.

5. Defaulted loans and loan losses

Book Value

	March 31, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Defaulted loans (interest and principal) of more than 90 days)	11	7

The Company has incurred no loan losses. The Company considers all receivables to be secured in a satisfactory manner and no specified or unspecified loan loss provisions have been made to cover losses arising from circumstances existing by March 31, 2005.

6. Securities

Book Value

	March 31, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Trading securities	14,730	13,618
Securities available for sale	21,352	22,416
Securities held to maturity	308	302

Total	36,390	36,336

7. Other assets

	March 31, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	3,445	2,566
Interim account 108 Agreement	87	115
Other	97	100

Total	3,629	2,781

8. Borrowings through the issue of securities

	March 31, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Commercial paper debt	2,516	4,921
Bond debt	107,714	98,666

Total	110,230	103,587

9. Other liabilities

	March 31, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	0	0
Other	1,276	1,399

Total	1,276	1,399

10. Shareholders’ equity

A summary of changes in shareholders’ equity for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, is as follows:

(in NOK millions	Number of	Share premium	Share	Other	Net income
except for number of shares)	shares	reserve	capital	equity	for the period	Total

Balance Dec. 31, 2003	151,765	162	1,594	786	0	2,542

Balance at Jan 1, 2004	151,765	162	1,594	786	0	2,542
Allocations March 31, 2004		0	0	17	49	66

Balance March 31, 2004	151,765	162	1,594	803	49	2,608

Restitution of allocations March 31, 2004				(17)	(49)	(66)
Allocations 2004		0	0	22	0	22

Balance Dec. 31, 2004	151,765	162	1,594	809	0	2,565

Balance at Jan 1, 2005	151,765	162	1,594	809	0	2,565
Allocations March 31, 2005		0	0	0	33	33

Balance March 31, 2005	151,765	162	1,594	809	33	2,598

*	unaudited

11. Segment Information

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.

The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.

Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.

Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.

Intragroup accounts and transactions have been eliminated in the segment information.

	March 31, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)

Net interest income
Eksportfinans	60	313
Kommunekreditt	22	89

Total Company	82	402

Net income after tax
Eksportfinans	22	179
Kommunekreditt	11	40

Total Company	33	219

Total assets
Eksportfinans	69,446	63,903
Kommunekreditt	46,589	45,452

Total Company	116,035	109,355

Total equity
Eksportfinans	2,070	2,048
Kommunekreditt	528	517

Total Company	2,598	2,565

We believe intra-group transactions are undertaken on arm’s-length commercial terms.

Geographic segment information

The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2004.

Major customers

The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

RATIOS AND KEY FIGURES

		For the three months
		ended March 31,
	(in NOK millions, except percentages)	2005	2004
		(unaudited)	(unaudited)
	OPERATING STATISTICS
1.	Net interest income*)	82	97
2.	Income before taxes	46	91
3.	Return on equity	5.1%	10.2%
4.	Return on assets	0.29%	0.36%
5.	Net operating expenses/average assets	0.19%	0.12%

		March 31,	Dec. 31,
		2005	2004
		(unaudited)	(audited)
	BALANCE SHEET STATISTICS
6.	Total assets	116,035	109,355
7.	Total loans outstanding	69,106	68,011
8.	New loans disbursed	2,955	25,269
9.	New bond borrowing	9,776	33,615
10.	Borrowers/Guarantors public sector share	76.6%	75.9%
11.	Capital adequacy	15.6%	17.1%
12.	Exchange rate NOK/USD	6.3298	6.0386

*)	Gains in connection with sales before maturity on securities have been reclassified. Earlier these were classified as net interest income. From 2004 these were classified as net gains on securities. We have restated the relevant figures prior to December 31, 2004 so that they will be comparable to the relevant figures following that date.

Definitions:

3.	Net income/average equity.

4.	Net interest income including provisions/average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation – other income)/average assets.

7.	Consists of “Loans and receivables due from customers” and part of “Loans and receivables due from credit institutions” in the balance sheet.